Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

December 3, 2019

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: DBS Labor Dispute

Further to previous reports of Bezeq, including in Bezeq’s quarterly report for the third quarter of 2019, Bezeq reports that it was notified by its subsidiary, DBS Satellite Services (1998) Ltd. (“DBS”) that DBS received a notice from the National Histadrut Labor Organization regarding the launch of a labor dispute in accordance with the Settlement of Labor Disputes Law, 1957, starting December 16, 2019.

According to the notice, the matters in dispute are: (a) the intention of DBS to make organizational and structural changes to DBS, including changing of ownership in Bezeq which, to the extent that they are carried out, have implications for employees’ working conditions, their rights and their job security, damage their status and their organizational power, and constitute a material breach of the collective agreement applicable to parties; (b) bad faith manifested in the failure to fulfill the duties of consultations and negotiations mandated in such collective agreement matters by law.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.